SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)*

CHINA XD PLASTICS COMPANY LIMITED

(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

63945X103
(CUSIP Number)

Jie HAN
No. 9 Dalian North Road
Haping Road Centralized Industrial Park
Harbin Development Zone
Heilongjiang Province, PRC 150060
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 5, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): XD. Engineering Plastics Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
5

CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
6

SOLE VOTING POWER: 25,382,598*
7

NUMBER OF	SHARED VOTING POWER: 0
SHARES	8
BENEFICIALLY
OWNED BY
EACH	SOLE DISPOSITIVE POWER: 25,382,598*
REPORTING	9
PERSON
WITH

	10	SHARED DISPOSITIVE POWER: 0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,382,598*
11

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
12

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.2% of Common Stock and 100% of Series B Preferred Stock**
13

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO
14

*
25,382,598 shares consist of (a) 24,382,598 shares of common stock, par value $0.0001 per share (“Common Stock”) and (b) 1,000,000 of Series B Preferred Stock of par value 0.0001 each (“Series B Preferred Stock”).

**
Based on 47,628,367 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited's recently filed Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2011.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Jie HAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
5

CITIZENSHIP OR PLACE OF ORGANIZATION: People's Republic of China
6

SOLE VOTING POWER: 33,510,131*
7

NUMBER OF	SHARED VOTING POWER: 0
SHARES	8
BENEFICIALLY
OWNED BY
EACH	SOLE DISPOSITIVE POWER: 33,510,131*
REPORTING	9
PERSON
WITH

	10	SHARED DISPOSITIVE POWER: 0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 33,510,131*
11

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
12

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 68.26% of Common Stock and 100% of Series B Preferred Stock **
13

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
14

*
33,510,131 shares consist of (a) 8,127,533 shares of Common Stock directly owned by the Reporting Person and (b) 24,382,598 shares of Common Stock and 1,000,000 of Series B Preferred Stock beneficially owned by the Reporting Person through his 100% ownership of XD. Engineering Plastics Company Limited.

**
Based on 47,628,367 outstanding shares of Common Stock and 1,000,000 of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited's recently filed Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2011.

This statement on Schedule 13D/A amends the Schedule 13D filed with the Securities and Exchange Commission on January 16, 2008 (the “Original 13D”) by XD. Engineering Plastics Company Limited  (“XD Engineering”) with respect to shares of China XD Plastics Company Limited (the “Issuer”).   Jie HAN, the sole shareholder of XD Engineering, may be deemed to be in a group with XD Engineering and is filing this statement on Schedule 13D/A with XD Engineering pursuant to the Joint Filing Agreement attached hereto as Exhibit A.  Unless otherwise stated herein, the Original 13D with exhibits attached thereto remain in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

ITEM 1. SECURITY AND ISSUER.

Item 1 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D/A relates to the Common Stock and Series B Preferred Stock of China XD Plastics Company Limited, a Nevada corporation (the “Issuer”), whose principal executive offices are located at No. 9 Dalian North Road, Haping Road Centralized Industrial Park,  Harbin Development Zone, Heilongjiang Province, P. R. China.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

1. XD. Engineering Plastics Company Limited (“XD Engineering”)

(a)	Name: XD. Engineering Plastics Company Limited

(b)	Citizenship: British Virgin Islands

(c)	Residence or Business Address of the Reporting Person: Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands

(d)	Principal Business: To act as a holding company to engage in strategic business operations and activities.

(e)	During the last five years, XD Engineering has not been convicted in a criminal proceeding.

(f)
During the last five years, XD Engineering has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

2. Jie HAN

(a)	Name: Jie HAN

(b)	Citizenship: People's Republic of China

(c)	Residence or Business Address of the Reporting Person: No. 9 Dalian North Road, Haping Road Centralized Industrial Park Harbin Development Zone, Heilongjiang Province, PRC 150060

(d)	Principal Occupation: Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(e)	During the last five years, Jie HAN has not been convicted in a criminal proceeding.

(f)
During the last five years, Jie HAN has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM 3. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby incorporated by reference to the Original 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented to add the following:

As disclosed in the Form 10-K for the period ending December 31, 2010 filed by the Issuer with the Securities and Exchange Commission on March 31, 2011, Jie HAN entered into an Incentive Share Option Agreement On May 16, 2008 in the form attached hereto as Exhibit B (the “Option Agreement”) with Qiuyao PIAO, originally the sole shareholder of XD Engineering, under which Jie HAN is entitled to purchase certain percentage of shares to up to all shares in XD Engineering from Qiuyao PIAO for a nominal price in the event the group companies of the Issuer achieve the following revenues targets (collectively, the “Revenues Targets”): over $40 million for the first three quarters of 2008,  over $70 million for the first three quarters of 2009, and over $110 million for the first three quarters of 2010.

On August 26, 2009, based on the Issuer group’s achievement of the Revenue Target for fiscal year 2008 pursuant to the Option Agreement, Jie HAN exercised his option and received 25% of the equity stake in XD Engineering transferred from Qiuyao PIAO and 8,127,533 shares of Common Stock of the Issuer transferred from XD Engineering.

On July 5, 2011, based on the Issuer group’s achievement of Revenues Targets for both fiscal year 2009 and fiscal year 2010,  Jie HAN further exercised his option by giving the Exercise Notice in the form attached to the Option Agreement as set forth in Exhibit B and received all of the remaining 75% equity stake in XD Engineering.  As a result, Jie HAN became the sole shareholder of XD Engineering and the beneficial owner of 24,382,598 shares of Common Stock and 1,000,000 shares of Series B Preferred Stock of the Issuer held by XD Engineering as of July 5, 2011.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

XD Engineering: As of the filing date, XD Engineering beneficially owns (i) 24,382,598 shares of Common Stock, representing 51.2% of the Issuer’s total outstanding Common Stock, and (ii) 1,000,000 share of Series B Preferred Stock, representing 100% of the Issuer’s total outstanding Series B Preferred Stock.

Jie HAN: As of the filing date, Jie HAN beneficially owns (i) 32,510,131 shares of Common Stock, representing 68.3% of the Issuer’s total outstanding Common Stock, which includes 8,127,533 shares of Common Stock directly held by Jie HAN and 24,382,598 shares of Common Stock beneficially owned by Jie HAN through its sole ownership of XD Engineering, and (ii) 1,000,000 shares of Series B Preferred Stock through its sole ownership of XD Engineering, representing 100% of the Issuer’s total outstanding Series B Preferred Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the information set forth Item 3 and Item 4, which is hereby incorporated by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons nor between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Joint Filing Agreement, dated July 5, 2011, by and among XD. Engineering Plastics Company Limited and Jie HAN.

Exhibit B	Form of Incentive Share Option Agreement dated May 16, 2008, by and between Jie HAN and Qiuyao PIAO and two Exercise Notices dated November 1, 2008 and July 1, 2011 respectively attached thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XD. Engineering Plastics Company Limited

Date: July 05, 2011	By:	/s/ Jie HAN
Name: Jie HAN Title: Authorized Signatory

Jie HAN
	By:	/s/ Jie HAN
Jie HAN

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This agreement may be executed in several counterparts, all of which together shall constitute one and the same instrument.

Date: July 05, 2011

XD. Engineering Plastics Company Limited
/s/ HAN Jie
Name: HAN Jie
Title: Authorized Signatory

HAN Jie
/s/ HAN Jie
Name: HAN Jie

Exhibit B

INCENTIVE OPTION AGREEMENT

BETWEEN

Ellie Qiuyao Piao

AND

Grantees

Date:  May 16, 2008

THIS INCENTIVE OPTION AGREEMENT (this "Agreement") is made on  May 16， 2008  by and between Ms. Ellie Qiuyao Piao, a Hong Kong citizen (the "Grantor") and the individuals listed in Schedule A hereto (a "Grantee" individually, and the “Grantees” collectively).

The Grantor and the Grantees are collectively referred to as the "Parties" and each of them as a "Party".

Whereas, the Grantor is the sole shareholder of XD. Engineering Plastics Company Limited (the “Company”), a British Virgin Islands company.

Whereas, the Company is the controlling shareholder of Favor Sea Limited (“FSL”), a British Virgin Islands company, which intends to complete a reverse merger with NBTE.OB , a public shell company, traded on the OTCBB market (the "Public Company"), as a result of which FSL will be a wholly-owned subsidiary of Public Company and the Company will become the majority  shareholder of the Public Company;

Whereas, each of the Grantees has contributed to the growth of FLS and its subsidiaries (collectively, the “Group”)  In consideration of each Grantee’s contributions to the Group and as an incentive to such Grantee to continue his commitment to the Group, the Grantor has agreed to grant to each Grantee, and each Grantee has agreed to accept from the Grantor, an incentive option (the “Option”) to purchase certain number of ordinary shares of the Company (the "Option Shares") as set forth in Schedule A corresponding to his/her name hereto, on the terms and subject to the conditions set out in this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	DEFINITIONS

1.1.	Defined Terms : In this Agreement (including the Recitals and the Schedules), unless the context otherwise requires, the following words and expressions shall have the following meanings:

"Business Day" means a day (other than Saturdays, Sundays and public holidays) on which banks are generally open for business in China;

"China" or "PRC" means the People's Republic of China;
"Completion Date" means the date falling 62 (sixty-two) days after the service of the Exercise Notice by the Grantee on the Company;
"Completion" means the completion of the sale to and purchase by the Grantee of the Option Shares under this Agreement;
"Distributions" means any cash proceeds arising from or in respect of, or in exchange for, or accruing to or in consequence of the Option Shares from the Effective Date to the Completion Date, including without limitation the Dividends.

"Dividends" means the dividends declared by the Company and accrued in respect of the Option Shares (whether or not such dividends shall have been paid and received by the Grantee);
"Effective Date" means the date of this Agreement;

"Exercise" means the exercise by the Grantee or his Nominee(s) of the Option pursuant to the terms of this Agreement;
"Exercise Notice" means the notice substantially in the form set out in Part I of Schedule B;
"Exercise Price" means the exercise price to be paid by the Grantee to the Grantor in respect of the Option Shares issued to such Grantee as set forth opposite his name in Schedule A;
"Nominee" means such person nominated by a Grantee in the Transfer Notice to be the transferee of the Option or Option Shares;
"Option Effective Date" has the meaning ascribed to it in Clause 2.3;
"Performance Target" has the meaning ascribed to it in Clause 3;
"RMB" means the lawful currency of China;
“Securities Exchange” means the transaction, by means of one or more agreements,  among all the Company, as sole shareholder of FSL, other investors and the Public Company by which the Company and the other investors purchased stock in the Public Company from shareholders in the Public Company, and the Company contributed the stock of FSL to the Public Company with the result that the Company and the other investors together with an unrelated party acquired an aggregate of approximately 99% of the outstanding common stock of the Public Company;

"Transfer Notice" means the notice substantially in the form set out in Part II of Schedule B;
"US$" or "United States Dollar" means the lawful currency of the United States of America.

1.2.	Interpretation: Except to the extent that the context requires otherwise:

1.2.1	words denoting the singular shall include the plural and vice versa; words denoting any gender shall include all genders; words denoting persons shall include firms and corporations and vice versa;

1.2.2
any reference to a statutory provision shall include such provision and any regulations made in pursuance thereof as from time to time modified or re-enacted whether before or after the date of this Agreement and (so far as liability thereunder may exist or can arise) shall include also any past statutory provisions or regulations (as from time to time modified or re-enacted) which such provisions or regulations have directly or indirectly replaced;

1.2.3	the words "written" and "in writing" include any means of visible reproduction;

1.2.4	any reference to "Clauses", "Recitals" and "Schedules" are to be construed as references to clauses and recitals of, and schedules to, this Agreement; and

1.2.5	any reference to a time of day is a reference to China time unless provided otherwise.

1.3.	Headings: The headings in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement.

2.	OPTION

2.1.
Option: In consideration of the contributions which each Grantee has made to the Group and his continuing commitment to the Group, the Grantor hereby irrevocably and unconditionally grants to each Grantee an Option for such Grantee to acquire from the Grantor, at the Exercise Price, at any time during the Exercise Period (defined below), to the extent that the Option has vested, any or all of the Option Shares set forth opposite his name in Schedule A hereto, free from all claims, liens, charges, pledges, mortgages, trust, equities and other encumbrances, and with all rights attaching thereto on the Completion Date.

2.2.	Vesting Schedule: Subject to the terms and conditions hereto, the Option may be exercised, in whole or in part, in accordance with the following schedule:

25% of the Option Shares subject to the Option shall vest and become exercisable upon the date of fulfillment of revenue of the first three quarters of 2008 (as defined below), 14% of the Option Shares subject to the Option shall vest and become exercisable on the date of fulfillment of the revenue of the first three quarters of 2009 (as defined below) and 61% of the Option Shares subject to the Option shall vest and become exercisable on the date of fulfillment of the revenue of the first three quarters of 2010 (as defined below).

2.3.
Exercise Period: The Option shall vest and become effective and exercisable at the times commencing on the dates set forth in Section 2.2 and shall expire five years from the date of the Option.  The Option may be exercised by a Grantee (or his Nominee on behalf of the Grantee), to the extent that the Option shall have vested, and only to that extent, at any time prior to five years from the date of this Option (“Exercise Period”).

2.4.
Nominees: Each Grantee may, at any time during the Exercise Period, at his sole discretion, nominate one or more person(s) (each a “Nominee”) to be the transferee(s) of whole or part of his Option, who shall hold and/or exercise the transferred Option on behalf of the Grantee.

2.5.	Exercise Notice: The Option may be exercised by each Grantee or his Nominee(s), in whole or in part, at any time during the Exercise Period, by serving an Exercise Notice on the Company.

2.6.
Exercise: The Grantor agrees that she shall, upon receipt of the Exercise Notice, issue to a Grantee (or his Nominee(s), as the case may be) any and all of the Option Shares specified in the Exercise Notice, free from all claims, liens, charges, pledges, mortgages, trust, equities and other encumbrances, and with all rights now or hereafter attaching thereto.  The Option shall be exercisable only in compliance with the laws and regulations of the PRC and the British Virgin Islands, and such Grantee (or his Nominee(s), as the case may be) shall complete any and all approval or registration procedures regarding the exercise of his Option at PRC competent authorities in accordance with applicable PRC laws and regulations.

2.7.	Transfer Notice: In case that a Grantee transfers any or all of his Option to one or more Nominee(s) in accordance with Clause 2.4 above, such Grantee shall serve a Transfer Notice on the Company.

2.8.
Transfer to Nominees: The Grantor agrees that it shall, upon receipt of the Transfer Notice, take all actions necessary to allow the Nominee(s) to be entitled to any or all of Option specified in the Transfer Notice.

Upon exercise by any Nominee(s) of the transferred Option on behalf of a Grantee, such Grantee shall serve the Exercise Notice on the Grantor in his own name for the exercising Nominee(s).  Upon receipt of such Exercise Option, the Grantor shall issue to such Nominee(s) any and all of the relevant Option Shares in the same manner as specified in Clause 2.6.

2.9.	Payment of Exercise Price: Upon Exercise of the Option in whole or in part, the exercising Grantee (or his Nominee(s), as the case may be) shall pay the Exercise Price to the Grantor.

2.10.
The Grantor’s Obligation upon Exercise: The Grantor shall be given a notice of no less than 61 days of any Exercise and agrees that upon the Exercise of any Option by a Grantee (or his Nominee(s)), it shall cause and procure the number of Option Shares provided in the Exercise Notice to be issued to such exercising Grantee (or his Nominee(s)) on the 62nd day of the Exercise Notice.

3.	PERFORMANCE TARGET AND CONDITION PRECEDENT

3.1.
The obligation of the Grantor to effect the Option and the issuance of Option Shares to an exercising Grantee upon his Exercise of the Option shall be subject to the fulfilment of the following conditions (the “Performance Target”) set forth in Exhibit A hereto.

4.	INFORMATION, DISTRIBUTIONS AND ADJUSTMENTS

4.1.
Information: Each Grantee (the "Requesting Grantee") shall be entitled to request from the Grantor at any time before the Completion, a copy of any information received from the Grantor which may be in the possession of the Grantor and, upon such request, the Grantor shall provide such information to the Requesting Grantee.

4.2.
Distributions: The Grantor agrees that each Grantee shall be entitled to all the Distributions in respect of his Option Shares.  In the event that any such Distributions have been received by the Grantor for any reason, the Grantor shall cause the existing shareholder at the request of a Grantee to pay an amount equivalent to the Distributions received to such Grantee.

4.3.
Adjustments: If, prior to the Completion, the Company shall effect any adjustment in its share capital (such as share split, share dividend, share combination or other similar acts), then the number of Option Shares and the Exercise Price shall be adjusted accordingly to take into account such adjustment.

5.	COMPLETION

5.1.	Time and Venue: Completion of the sale and purchase of the Option Shares pursuant to the Exercise shall take place at such place decided by the exercising Grantee on the Completion Date.

5.2.	Business at Completion: At Completion of each Exercise, all (but not part only) of the following shall be transacted:

5.2.1	the exercising Grantee shall pay the Exercise Price to the Grantor by wire transfer or such other method as shall be reasonably acceptable to Grantor;

5.2.2
the Grantor shall, and to the extent that any action on the part of other shareholders or the directors is required, procure the then existing shareholders and directors of the Company to, within seven (7) Business Days after the date of Exercise Notice, deliver to the exercising Grantee (or his Nominee(s), same below) the following documents and take all corporate actions necessary to give effect to such delivery:

(a)	a share certificate or share certificates in respect of the number of the Option Shares exercised by such exercising Grantee;

(b)	a certified true copy of the register of members of the Company updated to show the entry of the exercising Grantee as the holder of the Option Shares so exercised; and

(c)	any other documents as the exercising Grantee may reasonably believe necessary to give effect to the issuance of the exercised Option Shares.

6.	CONFIDENTIALITY

The transaction contemplated hereunder and any information exchanged between the Parties pursuant to this Agreement will be held in complete and strict confidence by the concerned Parties and their respective advisors, and will not be disclosed to any person except: (i) to the Parties’ respective officers, directors, employees, agents, representatives, advisors, counsel and consultants that reasonably require such information and who agree to comply with the obligation of non-disclosure pursuant to this Agreement; (ii) with the express prior written consent of the other Party; or (iii) as may be required to comply with any applicable law, order, regulation or ruling, or an order, request or direction of a government agency; provided, however, that the foregoing shall not apply to information that: (1) was known to the receiving Party prior to its first receipt from the other Party; (2) becomes a matter of public knowledge without the fault of the receiving Party; or (3) is lawfully received by the Party from a third person with no restrictions on its further dissemination.

7.	GRANTOR’S UNDERTAKINGS

Without the prior written consent of each Grantee, the Grantor shall not and shall procure the Company not, (i) issue or create any new shares, equity, registered capital, ownership interest, or equity-linked securities, or any options or warrants that are directly convertible into, or exercisable or exchangeable for, shares, equity, registered capital, ownership interest, or equity-linked securities of the Company, or other similar equivalent arrangements, (ii) alter the shareholding structure of the Company, (iii) cancel or otherwise alter the Option Shares, (iv) amend the register of members or the memorandum and articles of association of the Company, (v) liquidate or wind up the Company, or (vi) act or omit to act in such a way that would be detrimental to the interest of each Grantee in the Option Shares.  The Grantor shall disclose to each Grantee true copies of all the financial, legal and commercial documents of the Company and the resolutions of the shareholders and the board of directors.

8.	MISCELLANEOUS

8.1.
Indulgence, Waiver Etc: No failure on the part of any Party to exercise and no delay on the part of such Party in exercising any right hereunder will operate as a release or waiver thereof, nor will any single or partial exercise of any right under this Agreement preclude any other or further exercise of it or any other right or remedy.

8.2.
Effective Date and Continuing Effect of Agreement: This Agreement shall take effect from the Effective Date.  All provisions of this Agreement shall not, so far as they have not been performed at Completion, be in any respect extinguished or affected by Completion or by any other event or matter whatsoever and shall continue in full force and effect so far as they are capable of being performed or observed, except in respect of those matters then already performed.

8.3.
Successors and Assigns: This Agreement shall be binding on and shall ensure for the benefit of each of the Parties' successors and permitted assigns. Any reference in this Agreement to any of the Parties shall be construed accordingly.

8.4.
Further Assurance: At any time after the date of this Agreement, each of the Parties shall, and shall use its best endeavors to procure that any necessary third party shall, execute such documents and do such acts and things as any other Party may reasonably require for the purpose of giving to such other Party the full benefit of all the provisions of this Agreement.

8.5.
Remedies: No remedy conferred by any of the provisions of this Agreement is intended to be exclusive of any other remedy which is otherwise available at law, in equity, by statute or otherwise, and each and every other remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute or otherwise. The election of any one or more of such remedies by any Party shall not constitute a waiver by such Party of the right to pursue any other available remedies.

8.6.
Severability of Provisions: If any provision of this Agreement is held to be illegal, invalid or unenforceable in whole or in part in any jurisdiction, this Agreement shall, as to such jurisdiction, continue to be valid as to its other provisions and the remainder of the affected provision; and the legality, validity and enforceability of such provision in any other jurisdiction shall be unaffected.

8.7.	Governing Law: This Agreement shall be governed by, and construed in accordance with, the laws of the British Virgin Islands.

8.8.
Dispute Resolution: In the event of any dispute, claim or difference (the "Dispute") between any Parties arising out of or in connection with this Agreement, the Dispute shall be resolved in accordance with the following:

(a)
Negotiation between Parties; Mediations.  The Parties agree to negotiate in good faith to resolve any Dispute.  If the negotiations do not resolve the Dispute to the reasonable satisfaction of all parties within thirty (30) days, subsection (b) below shall apply.

(b)
Arbitration.  In the event the Parties are unable to settle a Dispute in accordance with subsection (a) above, such Dispute shall be referred to and finally settled by arbitration at Hong Kong International Arbitration Centre in accordance with the UNCITRAL Arbitration Rules (the “UNCITRAL Rules”) in effect, which rules are deemed to be incorporated by reference into this subsection (b).  The arbitration tribunal shall consist of three arbitrators to be appointed according to the UNCITRAL Rules.  The language of the arbitration shall be English.

8.9.
Counterparts: This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument.  Any Party hereto may enter into this Agreement by signing any such counterpart.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF the Parties hereto have executed this Agreement on the date first above written.

The Grantor

By:      /s/ Ellie Qiuyao Piao
Name: Ellie Qiuyao Piao

SIGNATURE PAGE TO INCENTIVE OPTION AGREEMENT

IN WITNESS WHEREOF the Parties hereto have executed this Agreement on the date first above written.

The Grantees

By:     /s/Jie Han
Name: Jie Han

SIGNATURE PAGE TO INCENTIVE OPTION AGREEMENT

EXHIBIT A

PERFORMANCE TARGETS

First Three Quarters of 2008 Revenue ____$40,000,000.00

First Three Quarters of 2009 Revenue ___$70,000,000.00

First Three Quarters of 2010 Revenue___$110,000,000.00

SCHEDULE A

Grantee and Option Shares

Grantees	ID Card/Passport Number	Number of Option Shares	Exercise Price
HAN, Jie			$1.00 per share

SCHEDULE B

Part I

Form of Exercise Notice

To  :           Ellie Qiuyao Piao (the “Grantor”)

From   :        HAN, Jie   (the “Grantee”)

We refer to the Incentive Option Agreement (the "Option Agreement") dated May 16,  2008 made between the Grantee and the Grantor.  Terms defined in the Option Agreement shall have the same meanings as used herein.

We hereby give you notice that we require you to sell to HAN， Jie  in accordance with the terms and conditions of the Option Agreement, the following Option Shares at the Exercise Price set out below, subject to the terms and conditions set out in the Option Agreement. Completion shall take place at Harbin on January 5， 2009 at the office of Harbin Xinda Macromolecule Material Co., Ltd.

Grantee	Option Shares	Exercise Price
HAN， Jie，	250	$1.00 per share

Dated ：November 1, 2008

Yours faithfully

/s/  HAN,  Jie
___________________________
HAN, JIE

Form of Exercise Notice

To  :     Ellie Qiuyao Piao (the “Grantor”)
From  :     HAN, Jie   (the “Grantee”)

We refer to the Incentive Option Agreement (the "Option Agreement") dated May 16,  2008 made between the Grantee and the Grantor.  Terms defined in the Option Agreement shall have the same meanings as used herein.

We hereby give you notice that we require you to sell to HAN， Jie  in accordance with the terms and conditions of the Option Agreement, the following Option Shares at the Exercise Price set out below, subject to the terms and conditions set out in the Option Agreement. Completion shall take place at Harbin on July 5，2011 at the office of Harbin Xinda Macromolecule Material Co., Ltd.

Grantee	Option Shares	Exercise Price
HAN， Jie，	750	$1.00 per share

Dated ：July 1, 2011

Yours faithfully

/s/  HAN,  Jie
___________________________
HAN, JIE

Part II

Form of Transfer Notice

To   :    Ellie Qiuyao Piao. (the “Grantor”)
From  :    [  ] (the “Grantee”)

We refer to the Incentive Option Agreement (the "Option Agreement") dated [     ], 2008 made between the Grantee and the Grantor.  Terms defined in the Option Agreement shall have the same meanings as used herein.

We hereby give you notice that we will transfer to [Nominees' names] the following portion of the Option, expressed in terms of the number of Option Shares represented by the portion of the Option transferred in accordance with the terms and conditions of the Option Agreement,.

Grantee	Nominees	Option Shares Represented
[ ]

Dated [                                           ]

Yours faithfully

___________________________
Name:
Title:
For and on behalf of
[  ]